July 16, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams, Attorney-Advisor
John Dana Brown, Attorney-Advisor
Beverly Singleton, Staff Accountant
Doug Jones, Staff Accountant

Re:	Kura Sushi USA, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 16, 2019
File No. 333-232551

Ladies and Gentlemen:

On behalf of our client, Kura Sushi USA, Inc. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 11, 2019 (the “Letter”), relating to the Company’s Registration Statement on Form S-1 filed with the Commission on July 3, 2019 (the “Registration Statement”). We are concurrently submitting a revised version of the Registration Statement on Form S-1 (File No. 333-232551) (“Amendment No. 1”).

Each of the Staff’s comments contained in the Letter is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement filed on July 3, 2019.

Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on July 3, 2019), all page references herein correspond to a page of Amendment No. 1. Capitalized terms not defined herein have the meanings given to them in Amendment No. 1.

47 Offices in 20 Countries

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U.S. Securities and Exchange Commission July 16, 2019 Page 2	Squire Patton Boggs (US) LLP

Form S-1

Summary Historical Financial and Operating Data, page 12

1.

Refer to the section of Key Financial and Operational Metrics on pages 13 and 50, and also the average unit volumes data on page 59 of MD&A. Please include or advise why no average unit volumes data have been included for the nine months ended May 31, 2018 and 2019. We note you have included other financial and operating metrics for the comparative interim periods.

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it has revised the corresponding disclosure on pages 13, 50 and 59 accordingly, and all similar disclosures throughout the prospectus, by clarifying the definition of Average Unit Volumes to state that it is calculated only on a fiscal year basis and, therefore, Average Unit Volumes is not shown in the prospectus on an interim basis. The Company has also revised the presentation of Key Financial and Operational Metrics on pages 13 and 50 by replacing the dashes with N/A where values for Average Unit Volumes would be shown on an interim basis for the nine-months ended May 31, 2018 and 2019.

Dilution, page 47

2.	We note your computation of net tangible book value at May 31, 2019 of $18.8 million appears to exclude deferred tax assets. Please disclose how you determined your net tangible book value.

In response to the Staff’s comment, the Company has revised the corresponding disclosure on page 47 accordingly by disclosing that the Company defines total tangible assets as total assets less intangible assets (including deferred tax assets and deferred offering costs).

* * * * *

U.S. Securities and Exchange Commission July 16, 2019 Page 3	Squire Patton Boggs (US) LLP

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. If you have any questions regarding the above, please do not hesitate to contact me at (614) 365-2759 (aaron.seamon@squirepb.com) or Hiroki Suyama at (213) 689-6506 (hiroki.suyama@squirepb.com).

Very truly yours,

/s/ Aaron A. Seamon
Aaron A. Seamon

Enclosures

cc:	Koji Shinohara, Chief Financial Officer – Kura Sushi USA, Inc.
Hiroki Suyama, Squire Patton Boggs (US) LLP
Jennifer Carlson, Mayer Brown LLP